SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/1/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos and
Brooklyn Capital Management LLC.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,954,815

8. SHARED VOTING POWER
939,332

9. SOLE DISPOSITIVE POWER
2,894,347
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,894,347

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.22%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #5 to the schedule 13d filed Nov 5, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Form N-CSRS filed on September 3,2009 there were 20,355,236 shares of common stock outstanding as of July 31, 2009. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 2,894,347 shares of FGF or 14.22% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 1/20/10 the following shares of FGF were purchased:

Date:		        Shares:		Price:

01/21/10		10,805		13.6465
01/22/10		10,373		13.5342
01/25/10		44,188		13.3908
01/26/10		13,188		13.4039
01/27/10		50,000		13.3020
01/28/10		4,100		13.2473
01/28/10		1,500		13.2473
01/29/10		7,592		13.2302
01/29/10		2,779		13.2302
02/01/10		26,706		13.2785
02/01/10		9,773		13.2785
02/02/10		40,000		13.4036
02/03/10		33,782		13.4824
02/03/10		12,363		13.4824
02/04/10		24,964		13.1961
02/04/10		9,136		13.1961
02/05/10		10,762		13.0585
02/05/10		3,938		13.0585
02/08/10		17,861		13.1032
02/08/10		6,536		13.1032
02/09/10		36,022		13.1650
02/10/10		44,996		13.1479








d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/11/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos